株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

File No. 82-34775

May 12, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated April 3, 2006 (Attached hereto as Exhibit A-1)
(2) Press release dated April 5, 2006 (Attached hereto as Exhibit A-2)
(3) Press release dated April 11, 2006 (Attached hereto as Exhibit A-3)
(4) Press release dated April 19, 2006 (Attached hereto as Exhibit A-4)
(5) Press release dated April 25, 2006 (Attached hereto as Exhibit A-5)
(6) Press release dated April 25, 2006 (Attached hereto as Exhibit A-6)
(7) Press release dated April 25, 2006 (Attached hereto as Exhibit A-7
(8) Press release dated April 26, 2006 (Attached hereto as Exhibit A-8)
(9) Press release dated May 9, 2006 (Attached hereto as Exhibit A-9)
(10) Press release dated May 10, 2006 (Attached hereto as Exhibit A-10)
(11) Press release dated May 11, 2006 (Attached hereto as Exhibit A-11)

B. Japanese Language Documents

(1) Press release dated April 3, 2006
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated April 5, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated April 11, 2006
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated April 19, 2006
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated April 25, 2006
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated April 25, 2006
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated April 25, 2006
(English Translation attached hereto as Exhibit B-7, the same as A-7)
(8) Press release dated April 26, 2006
(English Translation attached hereto as Exhibit B-8, the same as A-8)
(9) Press release dated May 9, 2006

5/31

(English Translation attached hereto as Exhibit B-9, the same as A-9)

(10) Press release dated May 10, 2006

(English Translation attached hereto as Exhibit B-10, the same as A-10)

(11) Press release dated May 11, 2006

(English Translation attached hereto as Exhibit B-11, the same as A-11)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By: [signature]

Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Completion of the Assignment of Shinsei Sales Finance Stocks

Tokyo (Monday, April 3, 2006) --- As Shinsei Bank, Limited ("Shinsei Bank") announced on November 29, 2005, upon signing a letter of understanding with APLUS Co., Ltd. ("APLUS", a subsidiary of Shinsei Bank) regarding the assignment of the entire shares of Shinsei Sales Finance Co., Ltd. ("Shinsei Sales Finance", wholly owned subsidiary of Shinsei Bank), the Bank concluded the stock purchase and sale agreement on April 1, 2006.
The settlement will be made as soon as the results of Shinsei Sales Finance for the business year ending in March 2006 is determined.

1. Reason for the conclusion of the agreement
   APLUS actively conducts business development focusing on shopping credit business as Shinsei Bank's core consumer and commercial finance group company, and leads efforts in expanding the corporate value of Shinsei Bank Group.
   Shinsei Bank believes that it is appropriate to make Shinsei Sales Finance a subsidiary of APLUS in order to improve efficiency of this retail shopping credit business, which is one of the main consumer and commercial finance businesses of Shinsei Bank Group.

2. Overview of Shinsei Sales Finance
   Please refer to the attached table.

3. Shareholding status before and after the assignment

(1)Number of shares held by Shinsei Bank before assignment:	60,200 shares
(2)Number of shares to be transferred to APLUS:	60,200 shares
(3)Number of shares held by Shinsei Bank after the assignment:	0 share

   The transfer price will be determined based on the book value net asset price as of the end of March 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html*.

Attachment

【Overview of Shinsei Sales Finance】

Company Name	Shinsei Sales Finance Co., Ltd.
Representative	President and Representative Director, Masahiro Hirai
Address	1-8, Uchisaiwaicho, 2-Chome, Chiyoda-ku, Tokyo 100-8501
Establishment	August 1986 (As Teijin Finance Limited)
Capitalization	350 million yen
Shareholder	Shinsei Bank, Limited (100%)
Operating Revenue	2,808 million yen (Fiscal year ended March 2005)
Operating Loss	1,172 million yen (Fiscal year ended March 2005)
Gross Assets	39,387 million yen (March 2005)
Main Business	Shopping credit

April 4, 2006
Shinsei Bank, Limited
Winterthur Swiss Life Insurance Co., Ltd.

Shinsei Bank to Begin Offering First Japanese Online Annuity Developed by Winterthur Swiss Life Insurance

On April 5, 2006, Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo, President and CEO: Thierry Porté, hereinafter "Shinsei Bank") is to start selling *Shinsei PowerDirect Nenkin (Annuity)* as an agency of Winterthur Swiss Life Insurance Co., Ltd. (Head Office: Shinjuku-ku, Tokyo, President and CEO: Ulrich Blanken, hereinafter "Winterthur Swiss Life Insurance"). *Shinsei PowerDirect Nenkin* (underwriting insurance company: Winterthur Swiss Life Insurance) is the first Japanese investment-type annuity (individual variable annuity) which can be applied by Internet.

Shinsei PowerDirect Nenkin developed by Winterthur Swiss Life Insurance can be applied by Shinsei *PowerDirect* Internet banking services. The application process is completed through the Internet and mail without meeting face-to-face. Notwithstanding the recent rapid increase in Internet trading of investment-type financial products, such as equities and investment trusts, this is the first Japanese investment-type annuity offered via the Internet. Shinsei Bank already provides various products and services using Shinsei *PowerDirect*, such as yen deposits, foreign currency deposits, investment trusts and equities (securities brokerage). Adding investment-type annuity into the lineup will enable customers to choose from a wider variety of financial products.

In order to provide asset building opportunities to more customers, *Shinsei PowerDirect Nenkin* has reduced the minimum initial insurance premium to be paid at agreement as much as possible and also enabled additional monthly reserves. Moreover, this product will meet flexible investment needs through an attractive special accounts [funds] lineup and a free-of-charge switching function within prescribed time limits every year. Customers can now apply for investment-type annuity insurance, which previously had only been sold over the counter, via the Internet as well. Therefore, this service is expected to be used by a wide range of customers, specially those in their thirties and forties who are beginning to build their assets.

Under the brand concept "Color your life," Shinsei Bank endeavors to enrich and enliven customers' lives by offering convenient and high-value-added products and services. Shinsei Bank will continue to provide products and services meeting customers' needs.

■ Screen shot of Shinsei *PowerDirect*



Winterthur Swiss Life Insurance is a member company of the Credit Suisse Group – one of the world's major financial groups – and a Japanese company of the Winterthur Group – the largest insurance company in Switzerland. Under the corporate concept "Next to life, next to you," the company will provide high-quality Swiss services.

In commemoration of new sales of *Shinsei PowerDirect Nenkin*, Shinsei Bank and Winterthur Swiss Life Insurance will carry out a campaign targeting people who test out *Shinsei PowerDirect Nenkin* simulator on the Shinsei Website. "Veuve Clicquot Piccolo Set Romantic (quarter bottle of champagne & a pair of glasses)" will be presented by lottery. Anyone 20 to 78 years old can test out this product. Please refer to the Shinsei Website for details.

* For product outline of *Shinsei PowerDirect Nenkin*, please refer to the Attachment.

【Attachment】 Product Outline

1. Application Process

The application process is as follows:


Log in to Shinsei *PowerDirect*
Confirm and agree to the Agreement Outline/Specifically Important Information (Special Attention Information)
Choose the Application Plan
Finalize the Application Plan
Sign and return the "Confirmation Letter"
(Sign the confirmation letter mailed by Shinsei Bank and send it to Winterthur Swiss Life Insurance)
Confirm/Modify the application plan via Shinsei *PowerDirect*
Print out the Application Plan and retain the Agreement Outline/Specifically Important Information (Special Attention Information)/Guide to Agreement /Agreement/Guide to Special Accounts, etc.
Remit the insurance premium via Shinsei *PowerDirect*
Application process completed.

2. System and Features


System chart
Reserves (favorable investment)
Initial agreement expenses
(5% of initial insurance premium)
Reserves(sluggish investment)
Initial insurance premium
Amt counted as special accounts
Basic insurance
Death benefit
Accidental death benefit
20% of basic insurance
Annuity funds
Annuity
Favorable investment
Sluggish investment
Agreement
Grace (investment) period
Start of annuity payments

◇ Until the day before starting annuity payments, the reserve amount changes (increases or decreases) based on results of investment in assets subject to special accounts, and the future annuity amount, death benefit and cash surrender value, etc. change (increase or decrease) based on the reserve amount.

◇ The basic insurance amount will be graranteed as the minimum for death grant before starting annuity payments

◇ The future annuity amount is determined based on the reserve amount as of the day before starting annuity payments and the rate prescribed by Winterthur Swiss Life Insurance as of the start of annuity payments. This annuity amount is undetermined at purchase and a minimum annuity amount is not guaranteed.

◇ A minimum cash surrender value is not guaranteed.

<u>Main features of *Shinsei PowerDirect Annuity Insurance*</u>

- **You can freely select any of nine special accounts [funds]. Free-of-charge switching is also an attraction.**
  Nine attractive special accounts [funds] to be invested in popular investment trusts, such as Japanese or Chinese equities and global sovereign fixed income, are lined up. You can freely establish your own portfolio and select "passive" or "active" model type. Moreover, you can use the free-of-charge switching service up to12 times a year.

- **You can use this service with an initial insurance premium as small as 500,000 yen. An additional monthly reserve plan can start with an amount as small as 10,000 yen per month.**
  Customers 20 to 78 years old can start using this service with an initial insurance premium as small as 500,000 yen. Moreover, an additional reserve plan using account transfer can be established with an amount as small as 10,000 yen per month. Furthermore, purchases can be increased by amounts as small as 10,000 yen.

- **You can make an application 24 hours a day, 365 days a year and make subsequent transactions via the Internet.**
  You can make an application 24 hours a day, 365 days a year via Shinsei *PowerDirect* Internet banking services*. Moreover, transactions such as agreement inquiries and switching are accepted on the Website of Winterthur Swiss Life Insurance.
  * A *PowerFlex* account must be opened in advance.

3. Special Accounts [Funds] Lineup

Special accounts	Main investment trusts subject to investment	Investment management company
Japanese growth equities (PD)	Fidelity/Japanese growth equities/fund VA 3	Fidelity Investments Japan
Japanese over-the-counter/ small equities (PD)	INVESCO over-the-counter/growth equities open VA 1	INVESCO Asset Management (Japan) Limited
Japanese equities index (PD)	Index fund 225 VA	Nikko Asset Management Co., Ltd.
Foreign equities index (PD)	Morgan Stanley MSCI *Kokusai* index fund I	Morgan Stanley Asset & Investment Trust Management Co., Limited
Emerging equities (PD)	HSBC China fund VA II	HSBC Investments (Japan) K.K.
Japanese fixed income (PD)	DKA inflation-indexed JGB fund VA	Dai-Ichi Kangyo Asset Management Co., Ltd.
Global fixed income (PD)	Global sovereign open VA	Kokusai Asset Management Co., Ltd.
Foreign high-yield fixed income (PD)	High-yield corporate bond open VA	Nomura Asset Management Co., Ltd.
Money pool (PD)	Fidelity money pool VA	Fidelity Investments Japan

******

Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Winterthur Swiss Life

Winterthur Swiss Life Insurance Co., Ltd. is a member of Winterthur Group, the insurance arm of Credit Suisse Group. With the new concept of "asset building through life insurance", Winterthur Swiss Life offers life insurance as an active asset-building tool to help achieve an affluent lifestyle, whilst also providing protection against unexpected incidents. Founded in 1986, the company had premium income of JPY 62 billion for the year to 31 March 2005, and total assets of JPY 219 billion at that date.

Winterthur Group

Winterthur Group is a leading Swiss insurance company with head office in Winterthur. As an international company, the Group provides a broad range of personal, property and casualty insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 19,000 employees worldwide. The company achieved a total business volume of CHF 28.3 billion in 2005 and reported assets under management of CHF 153.3 billion as of December 31, 2005.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "New Powered One"
~ 3 or 5-year maturity, 1% p.a. for the first 3 years ~

Tokyo (Tuesday, April 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "New Powered One (Extendible Yen Time Deposit, 3 or 5-year maturity)" as of April 14.

"New Powered One" is a time deposit for an initial three-year term, after which Shinsei Bank has the option to extend the term for another two years, four business days prior to the initial maturity date. The applicable interest rate for the first three years is 1.0% p.a. (0.8% p.a. after tax) and 1.2% p.a. (0.96% p.a. after tax) for the next two years if Shinsei Bank decides to extend the deposit term. Interest for the first three years will be paid on the initial maturity date regardless of the term extension.

This product is developed based on "Powered One", an Extendible Yen Time Deposit with 5 or 8-year maturity and "Powered One Plus", an Extendible Yen Time Deposit with 5 or 10-year maturity, which commenced in April 2004 and May 2005 respectively, to meet customers' request for deposits with shorter tenor but same features, that is attractive interest rates with principal guarantee.

■ **Outline of "New Powered One" Yen Time Deposit**

	Initial deposit 3 years	(If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year
Applicable interest rate	1.0% p.a. (0.8% p.a. after tax)	1.2% p.a. (0.96% p.a. after tax)
Available channel/ Minimum deposit	Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

* Interest rate is as of the launching day of the product, before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop offering this product.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome. Chiyoda-ku. Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

"New Powered One" and "Powered One Plus" Minimum Deposit Amounts at Branches is Reduced

Tokyo (Wednesday, April 19, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective April 19, 2006, the minimum deposit amounts for "New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity) and "Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity) is reduced from five million yen to three million yen when they are accepted at branches.

These products are developed based on "Powered One" (Extendible Yen Time Deposit with 5 or 8-year maturity) which commenced in April 2004. "Powered One" and "Powered One Plus" have been well received by customers, with more than 900 billion yen in deposits outstanding as of March 31, 2006. Moreover, "New Powered One," which has been offered since April 14, 2006, was developed to meet customers' request for deposits with shorter tenor but same features that is attractive interest rates with principal guarantee.

Shinsei Bank has now decided to reduce the minimum deposit amounts for these products to make them available for a broader range of customers.

	"New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity)	"Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity)
Applicable interest rates	Initial deposit 3 years: 1.0% p.a. (0.8% p.a. after tax)	Initial deposit 5 years: 1.5% p.a. (1.2% p.a. after tax)
	(If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year: 1.2% p.a. (0.96% p.a. after tax)	(If Shinsei Bank decides to extend the term to 10 years) Effective the 6th year: 1.6% p.a. (1.28% after tax)
Available channels / Minimum deposit amounts	Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.): 3,000,000 yen**	Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.):3,000,000 yen**

* Interest rates on the product are as of April 19, 2006, before 20% withholding tax.

* Depending on market conditions, etc., Shinsei Bank may stop offering these products.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

Media Release

MACQUARIE AND SHINSEI BANK FORM JOINT VENTURE IN JAPAN

Tokyo, 25 April 2006 – Macquarie Group and Shinsei Bank, Limited today announced that they have reached agreement to establish a 50/50 joint venture in Japan.

The joint venture, to be named Macquarie Shinsei Advisory Co., Ltd (MSAC), will focus exclusively on advisory services in relation to the acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. The target infrastructure assets include telecommunications, media and transportation.

The formation of MSAC builds on the corporate finance capabilities of Macquarie and Shinsei, and comes in response to favourable economic trends and the ongoing public-to-private sector shift in Japan. It marks an important step in the further development of the Japanese capital market.

Macquarie has recognised knowledge and proficiency in infrastructure and specialised funds, and its global capability in corporate finance and capital markets. Shinsei has wide-ranging relationships across corporate and institutional clients, public sector organisations and regulatory authorities. Shinsei is also a leader in a number of product areas in the Japanese market, including securitisation and structured finance.

MSAC will focus on the Japanese market which has a substantial amount of public and private infrastructure. It also aims to provide solutions that assist with the outcomes of the Japanese government's public sector reforms.

The management team of MSAC will include senior executives from the Macquarie Group and Shinsei Bank. The MSAC joint venture partners have commenced work and are currently evaluating potential business opportunities.

Overview of Macquarie

The Macquarie Bank Group is a diversified international provider of specialist financial and investment banking services with over 7,600 people in 23 countries. Macquarie employs over 1,000 staff in 10 Asian countries and, around the region, offers corporate and structured finance, warrants and structured products, institutional stockbroking and research and property advisory and management services. As at 31st March 2005, the Group had total assets of US$38 billion with a further US$69 billion in assets under management. Macquarie's success in the infrastructure and specialised funds sector and the continued growth of its infrastructure investment, advisory and funds management activities has made this a core business for the Macquarie Group.

News and other information about Macquarie are available at http://www.macquarie.com.

Overview of Shinsei

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Appendix

Profile of Macquarie Shinsei Advisory Co., Ltd.

Company Name:	Macquarie Shinsei Advisory Co., Ltd.
Address:	2-1-8 Uchisaiwaicho, Chiyoda-ku, Tokyo, JAPAN
Major Business:	Investment Advisory
Paid-in Capital:	JPY 10 Million
Directors:	Four shall be nominated by Shinsei Bank; four shall be nominated by Macquarie Bank

Note: A number of employees will be seconded to MSAC from both Shinsei and Macquarie.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open "Omotesando Hills Financial Center"

— As well as exhibition of contemporary art works—

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of "Omotesando Hills Financial Center" on the third floor, Dojun Wing of Omotesando Hills on May 19, 2006.

This Financial Center will focus on asset management consulting and professional staff will propose the best financial products to suit customers' needs and lifestyles from among an extensive range of financial products. In order to accommodate busy customers, the Financial Center will be open from 11:00 to 19:00 throughout the year.

Art works of young artists from Japan and overseas will be exhibited as Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." As the first in the series, we will hold an exhibition of the Australian artist Rosslynd Piggot.

【Shinsei Bank Omotesando Hills Financial Center】

Official Name:	Shinsei Bank Omotesando Hills Annex
Location:	Dojun Wing of Omotesando Hills, Third Floor, 4-12-10 Jingumae, Shibuya-ku, Tokyo
Opening Date:	Friday, May 19, 2006
Business Hours:	11:00 to 19:00 operating throughout the year
Service Contents:	Asset management consultation, etc.





■Omotesando Hills Financial Center's layout

"SHINSEI BANK DĒLONGHI CAFĒ" is located at Omotesando Hills on the third basement floor of the Main Building. Shinsei Bank is adjacent to the Italian home electric appliance manufacturer De' Longhi's cafe where customers can open an account, use an ATM or a personal computer for Internet banking, etc.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8. Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Provide 24/7 ATM Services During Golden Week Holidays

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the Golden Week holidays (April 29 to May 7, 2006) will be available 24-hours-a-day free of charge, as usual to Shinsei "*PowerFlex*" customers at ATMs installed at its head office, branches and also at Seven Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (about 11,490 ATMs), etc.

For withdrawal at partner network ATMs*[1], Shinsei Bank will refund any fees charged. Since March 27, 2006, ATM-service hours have been extended*[2] at ATMs of all city banks and four trust banks.

Since June 2001, we have continued to offer services that enable customers to make transactions with us any time through ATMs, Internet Banking (Shinsei *PowerDirect*) and the Call Center (Shinsei *PowerCall*) 24-hours-a-day, seven-days-a-week.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

1. Partner network ATMs:
   Post office, all city banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust), Aozora Bank, and Shokochukin Bank.
2. ATM-service hours of partner network ATMs:
   8:00 to 21:00 weekdays (ATM service on weekdays were previously available from 8:45 to 19:00)
   9:00 to 17:00 for Saturdays and Sundays (no change)
   9:00 to 17:00 for Holidays (ATM service on holidays were unavailable before.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

ATM Operating Hours and Fees During Golden Week Holidays

~ For Shinsei *PowerFlex* cash card holders ~

<table>
<tr><th></th><th colspan="2">ATMs</th><th>Service Hours</th><th>Fees</th></tr>
<tr><td rowspan="3">Shinsei Bank ATMs</td><td colspan="2">・Shisei Bank ATMs installed at Head Office and Branches
・Other Shinsei Bank ATMs</td><td>24 hours*[1]*[2]</td><td rowspan="3">Free of charge</td></tr>
<tr><td colspan="2">・Shinsei Bank ATMs installed at Tokyo Metro stations</td><td>From the first to the last train</td></tr>
<tr><td colspan="2">・Keikyu Station Bank ATMs (ATMs installed at Keihin Electric Express stations)</td><td>6:00~24:00*[1]</td></tr>
<tr><td rowspan="5">Partner network ATMs</td><td colspan="2">・Seven Bank ATMs (ATMs installed at Seven-Eleven convenience stores, etc.)</td><td>24 hours*[1]</td><td>Free of charge</td></tr>
<tr><td rowspan="2">・Post Office ATMs</td><td>Deposit</td><td>Weekdays
7:00~21:00
Sat. & Sun. and Holidays
9:00~17:00</td><td>Free of charge</td></tr>
<tr><td>Withdrawal</td><td>Weekdays & Saturdays
0:05~23:55
Sun. & Holidays
0:05~20:00
(From 7:00 on the following day of Sundays or holidays)</td><td>Fee is reimbursed later.</td></tr>
<tr><td>・All city banks*[3] ATMs
・Four trust banks*[4] ATMs</td><td>Withdrawal</td><td>Weekdays
8:00~21:00
Sat. & Sun. and Holidays
9:00~17:00
(Services not available on May 3, 4, and 5)</td><td rowspan="2">Fee is reimbursed later.</td></tr>
<tr><td>・Aozora Bank ATMs
・Shokochukin Bank ATMs</td><td>Withdrawal</td><td>Weekdays
8:45~19:00
Sat. & Sun.
9:00~17:00
(Services not available on April 29, May 3, 4, and 5)</td></tr>
</table>

1. ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.
2. ATMs installed at Shinsei Bank Head Office is unavailable from 8:00 to 20:00 on Thursday, May 4 (holiday) due to legal power cut.
3. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona
4. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Administrative Actions against Shinsei Trust & Banking

Tokyo (Wednesday, April 26, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Trust & Banking ("STB"), a wholly owned subsidiary of Shinsei Bank, was the subject of administrative actions taken by the Financial Services Agency ("FSA") to suspend STB's operations engaging in new businesses associated with the real estate trust business pursuant to Article 26 (1) of the Banking Law and Article 8 (2) of the Law for Trust Business of Financial Institutions.

The major reasons for this administrative action taken by the FSA against STB include a violation of Article 20 of the Trust Law and Article 28 (2) of the Trust Business Law (so-called "duty of care of a good manager") due to failures of the investigation and assessment prior to accepting real estate for trusts and serious problems in the compliance and governance systems.

Shinsei Bank takes this matter very seriously and we will take every measure necessary to enhance Shinsei group's compliance and internal control systems to prevent the re-occurrence of such problems.

In addition to taking the necessary disciplinary action against the responsible management at STB, Shinsei Bank is taking strict actions to clarify its governance responsibility as the parent bank. For the Chief Executive Officer and Executive Vice President, a 20% reduction in compensation for three months will be applied and for the two responsible sub-group heads, a 30% reduction in compensation for three months will be applied.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Preliminary Financial Results for Fiscal Year ended March 31, 2006

Tokyo (Tuesday, May 9, 2006) - Shinsei Bank, Limited ("Shinsei Bank") today reported its preliminary financial results for the fiscal year (FY) 2005 ended March 31, 2006.

"Fiscal 2005 was a year marked by strong growth in all of our strategic business lines" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "we have demonstrated that we are able to perform successfully in a highly competitive market by providing an expanding range of customer acclaimed solutions to meet the needs of a growing customer base".

Preliminary Financial Results: Fiscal Year ended March 31, 2006 (FY2005)

(billions of yen)

	Fiscal Year Ended March 31,		Change	FY2005
Consolidated Basis:	2006	2005	(%)	Forecast [4]
Ordinary Business Profit [1]	137.7	81.9	68.0	125.0
Net Income	76.0	67.4	12.8	75.0
Cash Basis Net income [2]	101.9	74.7	36.4	98.0

	Fiscal Year Ended March 31,		Change	FY2005
Non-consolidated Basis:	2006	2005	(%)	Forecast [4]
Actual Net Business Profit [3]	69.1	54.9	25.8	68.0
Net Income	74.8	68.0	10.0	72.0

Dividends

The fiscal year 2005 financials and a proposal for Shinsei Bank to pay half-yearly dividends to common shareholders of 1.48 yen per share as compared to 1.29 yen per share a year ago will be submitted to the Board of Directors on May 23, 2006.

The Bank will release official financial results for FY2005 on May 23, 2006.

[1] Management accounting basis
[2] Cash Basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of acquired goodwill and intangible assets, net of tax benefit, attributable to APLUS and Showa Leasing
[3] Revitalization plan basis
[4] As announced on January 25, 2006

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Signed an Agreement for a Strategic Investment in Jih Sun Financial Holding in Taiwan

Tokyo (Wednesday, May 10, 2006) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reached an agreement for a strategic alliance with Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), a Taiwanese financial holding company. Shinsei Bank will invest New Taiwan$ ("NT$") 11.34 billion (equivalent to JPY 40.2 billion*) in Jih Sun's common and preferred shares, representing 31.8% common ownership. Through the agreement, Shinsei will be a major investor and strategic partner to Jih Sun.

Through this investment, Shinsei Bank expects to provide its operational know-how and enhance Jih Sun's capital base to further develop Jih Sun, helping Jih Sun to be even more competitive in the global financial markets. This investment also enables Shinsei to leverage its knowledge and capabilities from its home market in Japan to Taiwan which is a developed economy with a stable financial system and strong future growth outlook.

Jih Sun, established in 2002, is one of fourteen financial holding companies in Taiwan, providing a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities Co., Ltd. ("Securities") and Jih Sun International Bank (the "Bank"). While Securities is a blue-chip company with stable growth, the Bank has been seeking for strategic partners to strengthen its performance, especially as it recovers from its non-performing loan burden. Through this agreement, Shinsei and Jih Sun hope to work together to allow Jih Sun to offer competitive niche financial products and services for its customers.

The strategic alliance with Jih Sun exemplifies Shinsei's international strategy, which is to leverage its experiences and expertise in the Japanese market and its relationship with excellent partners overseas.

** 1NT$=JPY3.55*

About Jih Sun Financial Holding Co., Ltd.:

Jih Sun FHC includes the following subsidiaries: Jih Sun Bank, Jih Sun Securities, and Jih Sun Insurance Agency. As of 31st March 2006, Jih Sun FHC had total consolidated assets of NT$345.7 billion, with a net profit after tax of NT$412 million. Jih Sun Bank's performance was affected by a legacy NPL burden. Under the leadership of Chairman Chen, who aggressively addressed the NPL issue, the Bank's NPL ratio was reduced to 2.73% and BIS ratio reached 8.65%. The overall operational performance improved while increasing transparency in the bank. Jih Sun Securities has stable growth and earnings. The net profit of Jih Sun Securities was NT$1.44 billion in 2005, the most profitable securities company in Taiwan. Jih Sun currently has 5,200 employees and is one of the 14 financial holding companies in Taiwan. Jih Sun provides a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities and Jih Sun Bank. Jih Sun has 88 network channels including 36 branches and 52 securities houses.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Bobby Valentine to Promote Shinsei Bank

Tokyo (Thursday, May 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Mr. Bobby Valentine, the current Manager of the Chiba Lotte Marines baseball team, has been appointed as the Bank's retail advertisement celebrity and that he will appear in branding and product advertisements.

Advertisements are scheduled on the wall of Omotesando Hills (starting May 12), in newspapers (May 15), and on TV (late May). Mr. Valentine will convey our "Color your life" brand concept.

Last year, Mr. Valentine led the Chiba Lotte Marines to the league title both in the Japan Series and Asia Series. He shares his enjoyment and happiness with baseball fans and teammates. To enhance interactions between baseball fans and players, he has created a "fan zone" in the stadium where the fans can receive autographs from the players and he has also established his own Website blog. Mr. Valentine, who will turn 56 on May 13, has been providing pleasure to people and leading a fulfilling life derived from the happiness of these people.

Mr. Valentine's attitude towards fans is akin to Shinsei Bank's spirit of sharing with our customers not only knowledge about managing their assets but also the pleasures of life that can be derived from our financial products and consultancy services.

Through Mr. Valentine's advertisements, Shinsei Bank hopes that our customers will feel closer to our financial products and services via our branches (Shinsei Financial Centers, Shinsei *BankSpot*, Shinsei Platinum Centers), Internet banking services (Shinsei *PowerDirect*), and call centers (Shinsei *PowerCall*).

Mr. Bobby Valentine



(Please see Attachment for details.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Schedule of main advertisement activities

- Newspaper advertisements: From May 15
- Advertisements on trains: From May 16 to 31
- TV commercial: From late May (Tentative)

Profile

Name: Robert John Valentine **(Nickname:** Bobby)
Date of birth: May 13, 1950
Vitals: 5'8", 185 lbs. Right-handed pitcher and batter
Nationality: American
Education: University of Southern California
Career highlights: Los Angeles Dodgers, California Angels, San Diego Padres, NY Mets, Chiba Lotte Marines (current)
Hobbies: Skiing, reading, exercising/training
Best thing since coming to the Marines: Meeting the great fans!
Special Skills: Working with others and overcoming challenges.
How I relax: Visiting *onsen* (hot springs) and playing casual games
Blog: www.bobbysway.jp

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Completion of the Assignment of Shinsei Sales Finance Stocks

Tokyo (Monday, April 3, 2006) --- As Shinsei Bank, Limited ("Shinsei Bank") announced on November 29, 2005, upon signing a letter of understanding with APLUS Co., Ltd. ("APLUS", a subsidiary of Shinsei Bank) regarding the assignment of the entire shares of Shinsei Sales Finance Co., Ltd. ("Shinsei Sales Finance", wholly owned subsidiary of Shinsei Bank), the Bank concluded the stock purchase and sale agreement on April 1, 2006.
The settlement will be made as soon as the results of Shinsei Sales Finance for the business year ending in March 2006 is determined.

1. Reason for the conclusion of the agreement
   APLUS actively conducts business development focusing on shopping credit business as Shinsei Bank's core consumer and commercial finance group company, and leads efforts in expanding the corporate value of Shinsei Bank Group.
   Shinsei Bank believes that it is appropriate to make Shinsei Sales Finance a subsidiary of APLUS in order to improve efficiency of this retail shopping credit business, which is one of the main consumer and commercial finance businesses of Shinsei Bank Group.

2. Overview of Shinsei Sales Finance
   Please refer to the attached table.

3. Shareholding status before and after the assignment

(1)Number of shares held by Shinsei Bank before assignment:	60,200 shares
(2)Number of shares to be transferred to APLUS:	60,200 shares
(3)Number of shares held by Shinsei Bank after the assignment:	0 share

The transfer price will be determined based on the book value net asset price as of the end of March 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

Attachment

【Overview of Shinsei Sales Finance】

Company Name	Shinsei Sales Finance Co., Ltd.
Representative	President and Representative Director, Masahiro Hirai
Address	1-8, Uchisaiwaicho, 2-Chome, Chiyoda-ku, Tokyo 100-8501
Establishment	August 1986 (As Teijin Finance Limited)
Capitalization	350 million yen
Shareholder	Shinsei Bank, Limited (100%)
Operating Revenue	2,808 million yen (Fiscal year ended March 2005)
Operating Loss	1,172 million yen (Fiscal year ended March 2005)
Gross Assets	39,387 million yen (March 2005)
Main Business	Shopping credit

April 4, 2006
Shinsei Bank, Limited
Winterthur Swiss Life Insurance Co., Ltd.

Shinsei Bank to Begin Offering First Japanese Online Annuity Developed by Winterthur Swiss Life Insurance

On April 5, 2006, Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo, President and CEO: Thierry Porté, hereinafter "Shinsei Bank") is to start selling *Shinsei PowerDirect Nenkin (Annuity)* as an agency of Winterthur Swiss Life Insurance Co., Ltd. (Head Office: Shinjuku-ku, Tokyo, President and CEO: Ulrich Blanken, hereinafter "Winterthur Swiss Life Insurance"). *Shinsei PowerDirect Nenkin* (underwriting insurance company: Winterthur Swiss Life Insurance) is the first Japanese investment-type annuity (individual variable annuity) which can be applied by Internet.

Shinsei PowerDirect Nenkin developed by Winterthur Swiss Life Insurance can be applied by Shinsei *PowerDirect* Internet banking services. The application process is completed through the Internet and mail without meeting face-to-face. Notwithstanding the recent rapid increase in Internet trading of investment-type financial products, such as equities and investment trusts, this is the first Japanese investment-type annuity offered via the Internet. Shinsei Bank already provides various products and services using Shinsei *PowerDirect*, such as yen deposits, foreign currency deposits, investment trusts and equities (securities brokerage). Adding investment-type annuity into the lineup will enable customers to choose from a wider variety of financial products.

In order to provide asset building opportunities to more customers, *Shinsei PowerDirect Nenkin* has reduced the minimum initial insurance premium to be paid at agreement as much as possible and also enabled additional monthly reserves. Moreover, this product will meet flexible investment needs through an attractive special accounts [funds] lineup and a free-of-charge switching function within prescribed time limits every year. Customers can now apply for investment-type annuity insurance, which previously had only been sold over the counter, via the Internet as well. Therefore, this service is expected to be used by a wide range of customers, specially those in their thirties and forties who are beginning to build their assets.

Under the brand concept "Color your life," Shinsei Bank endeavors to enrich and enliven customers' lives by offering convenient and high-value-added products and services. Shinsei Bank will continue to provide products and services meeting customers' needs.

■ Screen shot of Shinsei *PowerDirect*



Winterthur Swiss Life Insurance is a member company of the Credit Suisse Group – one of the world's major financial groups – and a Japanese company of the Winterthur Group – the largest insurance company in Switzerland. Under the corporate concept "Next to life, next to you," the company will provide high-quality Swiss services.

In commemoration of new sales of *Shinsei PowerDirect Nenkin*, Shinsei Bank and Winterthur Swiss Life Insurance will carry out a campaign targeting people who test out *Shinsei PowerDirect Nenkin* simulator on the Shinsei Website. "Veuve Clicquot Piccolo Set Romantic (quarter bottle of champagne & a pair of glasses)" will be presented by lottery. Anyone 20 to 78 years old can test out this product. Please refer to the Shinsei Website for details.

* For product outline of *Shinsei PowerDirect Nenkin*, please refer to the Attachment.

【Attachment】 Product Outline

1. Application Process

The application process is as follows:



Log in to Shinsei *PowerDirect*
Confirm and agree to the Agreement Outline/Specifically Important Information (Special Attention Information)
Choose the Application Plan
Finalize the Application Plan
Sign and return the "Confirmation Letter"
(Sign the confirmation letter mailed by Shinsei Bank and send it to Winterthur Swiss Life Insurance)
Confirm/Modify the application plan via Shinsei *PowerDirect*
Print out the Application Plan and retain the Agreement Outline/Specifically Important Information (Special Attention Information)/Guide to Agreement /Agreement/Guide to Special Accounts, etc.
Remit the insurance premium via Shinsei *PowerDirect*
Application process completed.

2. System and Features

System chart



Reserves (favorable investment)
Initial agreement expenses
(5% of initial insurance premium)
Reserves(sluggish investment)
Initial insurance premium
Amt counted as special accounts
Basic insurance
Death benefit
Accidental death benefit
20% of basic insurance
Annuity funds
Annuity
Favorable investment
Sluggish investment
Agreement
Grace (investment) period
Start of annuity payments

◇ Until the day before starting annuity payments, the reserve amount changes (increases or decreases) based on results of investment in assets subject to special accounts, and the future annuity amount, death benefit and cash surrender value, etc. change (increase or decrease) based on the reserve amount.

◇ The basic insurance amount will be graranteed as the minimum for death grant before starting annuity payments

◇ The future annuity amount is determined based on the reserve amount as of the day before starting annuity payments and the rate prescribed by Winterthur Swiss Life Insurance as of the start of annuity payments. This annuity amount is undetermined at purchase and a minimum annuity amount is not guaranteed.

◇ A minimum cash surrender value is not guaranteed.

Main features of *Shinsei PowerDirect Annuity Insurance*

- **You can freely select any of nine special accounts [funds]. Free-of-charge switching is also an attraction.**
  Nine attractive special accounts [funds] to be invested in popular investment trusts, such as Japanese or Chinese equities and global sovereign fixed income, are lined up. You can freely establish your own portfolio and select "passive" or "active" model type. Moreover, you can use the free-of-charge switching service up to12 times a year.

- **You can use this service with an initial insurance premium as small as 500,000 yen. An additional monthly reserve plan can start with an amount as small as 10,000 yen per month.**
  Customers 20 to 78 years old can start using this service with an initial insurance premium as small as 500,000 yen. Moreover, an additional reserve plan using account transfer can be established with an amount as small as 10,000 yen per month. Furthermore, purchases can be increased by amounts as small as 10,000 yen.

- **You can make an application 24 hours a day, 365 days a year and make subsequent transactions via the Internet.**
  You can make an application 24 hours a day, 365 days a year via Shinsei *PowerDirect* Internet banking services*. Moreover, transactions such as agreement inquiries and switching are accepted on the Website of Winterthur Swiss Life Insurance.
  * A *PowerFlex* account must be opened in advance.

3. Special Accounts [Funds] Lineup

Special accounts	Main investment trusts subject to investment	Investment management company
Japanese growth equities (PD)	Fidelity/Japanese growth equities/fund VA 3	Fidelity Investments Japan
Japanese over-the-counter/ small equities (PD)	INVESCO over-the-counter/growth equities open VA 1	INVESCO Asset Management (Japan) Limited
Japanese equities index (PD)	Index fund 225 VA	Nikko Asset Management Co., Ltd.
Foreign equities index (PD)	Morgan Stanley MSCI *Kokusai* index fund I	Morgan Stanley Asset & Investment Trust Management Co., Limited
Emerging equities (PD)	HSBC China fund VA II	HSBC Investments (Japan) K.K.
Japanese fixed income (PD)	DKA inflation-indexed JGB fund VA	Dai-Ichi Kangyo Asset Management Co., Ltd.
Global fixed income (PD)	Global sovereign open VA	Kokusai Asset Management Co., Ltd.
Foreign high-yield fixed income (PD)	High-yield corporate bond open VA	Nomura Asset Management Co., Ltd.
Money pool (PD)	Fidelity money pool VA	Fidelity Investments Japan

******

Shinsei Bank

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Winterthur Swiss Life

Winterthur Swiss Life Insurance Co., Ltd. is a member of Winterthur Group, the insurance arm of Credit Suisse Group. With the new concept of "asset building through life insurance", Winterthur Swiss Life offers life insurance as an active asset-building tool to help achieve an affluent lifestyle, whilst also providing protection against unexpected incidents. Founded in 1986, the company had premium income of JPY 62 billion for the year to 31 March 2005, and total assets of JPY 219 billion at that date.

Winterthur Group

Winterthur Group is a leading Swiss insurance company with head office in Winterthur. As an international company, the Group provides a broad range of personal, property and casualty insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. Winterthur Group has approximately 19,000 employees worldwide. The company achieved a total business volume of CHF 28.3 billion in 2005 and reported assets under management of CHF 153.3 billion as of December 31, 2005.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Yen Time Deposit "New Powered One"
~ 3 or 5-year maturity, 1% p.a. for the first 3 years ~

Tokyo (Tuesday, April 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "New Powered One (Extendible Yen Time Deposit, 3 or 5-year maturity)" as of April 14.

"New Powered One" is a time deposit for an initial three-year term, after which Shinsei Bank has the option to extend the term for another two years, four business days prior to the initial maturity date. The applicable interest rate for the first three years is 1.0% p.a. (0.8% p.a. after tax) and 1.2% p.a. (0.96% p.a. after tax) for the next two years if Shinsei Bank decides to extend the deposit term. Interest for the first three years will be paid on the initial maturity date regardless of the term extension.

This product is developed based on "Powered One", an Extendible Yen Time Deposit with 5 or 8-year maturity and "Powered One Plus", an Extendible Yen Time Deposit with 5 or 10-year maturity, which commenced in April 2004 and May 2005 respectively, to meet customers' request for deposits with shorter tenor but same features, that is attractive interest rates with principal guarantee.

■ **Outline of "New Powered One" Yen Time Deposit**

	Initial deposit 3 years	(If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year
Applicable interest rate	1.0% p.a. (0.8% p.a. after tax)	1.2% p.a. (0.96% p.a. after tax)
Available channel/ Minimum deposit	Call Center (Shinsei *PowerCall*): 3,000,000 yen Branch (Shinsei Financial Center, etc.): 5,000,000 yen	

* Interest rate is as of the launching day of the product, before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop offering this product.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

"New Powered One" and "Powered One Plus" Minimum Deposit Amounts at Branches is Reduced

Tokyo (Wednesday, April 19, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, effective April 19, 2006, the minimum deposit amounts for "New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity) and "Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity) is reduced from five million yen to three million yen when they are accepted at branches.

These products are developed based on "Powered One" (Extendible Yen Time Deposit with 5 or 8-year maturity) which commenced in April 2004. "Powered One" and "Powered One Plus" have been well received by customers, with more than 900 billion yen in deposits outstanding as of March 31, 2006. Moreover, "New Powered One," which has been offered since April 14, 2006, was developed to meet customers' request for deposits with shorter tenor but same features that is attractive interest rates with principal guarantee.

Shinsei Bank has now decided to reduce the minimum deposit amounts for these products to make them available for a broader range of customers.

	"New Powered One" (Extendible Yen Time Deposit with 3 or 5-year maturity)	"Powered One Plus" (Extendible Yen Time Deposit with 5 or 10-year maturity)
Applicable interest rates	Initial deposit 3 years: 1.0%p.a. (0.8%p.a. after tax)	Initial deposit 5 years: 1.5%p.a. (1.2%p.a. after tax)
	(If Shinsei Bank decides to extend the term to 5 years) Effective the 4th year: 1.2%p.a. (0.96%p.a. after tax)	(If Shinsei Bank decides to extend the term to 10 years) Effective the 6th year: 1.6%p.a. (1.28% after tax)
Available channels / Minimum deposit amounts	Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.): 3,000,000 yen**	Internet Banking (Shinsei *PowerDirect*): 500,000 yen Call Center (Shinsei *PowerCall*): 3,000,000 yen **Branch (Shinsei Financial Center, etc.):3,000,000 yen**

* Interest rates on the product are as of April 19, 2006, before 20% withholding tax.
* Depending on market conditions, etc., Shinsei Bank may stop offering these products.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

MACQUARIE BANK

Media Release

MACQUARIE AND SHINSEI BANK FORM JOINT VENTURE IN JAPAN

Tokyo, 25 April 2006 – Macquarie Group and Shinsei Bank, Limited today announced that they have reached agreement to establish a 50/50 joint venture in Japan.

The joint venture, to be named Macquarie Shinsei Advisory Co., Ltd (MSAC), will focus exclusively on advisory services in relation to the acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. The target infrastructure assets include telecommunications, media and transportation.

The formation of MSAC builds on the corporate finance capabilities of Macquarie and Shinsei, and comes in response to favourable economic trends and the ongoing public-to-private sector shift in Japan. It marks an important step in the further development of the Japanese capital market.

Macquarie has recognised knowledge and proficiency in infrastructure and specialised funds, and its global capability in corporate finance and capital markets. Shinsei has wide-ranging relationships across corporate and institutional clients, public sector organisations and regulatory authorities. Shinsei is also a leader in a number of product areas in the Japanese market, including securitisation and structured finance.

MSAC will focus on the Japanese market which has a substantial amount of public and private infrastructure. It also aims to provide solutions that assist with the outcomes of the Japanese government's public sector reforms.

The management team of MSAC will include senior executives from the Macquarie Group and Shinsei Bank. The MSAC joint venture partners have commenced work and are currently evaluating potential business opportunities.

Overview of Macquarie

The Macquarie Bank Group is a diversified international provider of specialist financial and investment banking services with over 7,600 people in 23 countries. Macquarie employs over 1,000 staff in 10 Asian countries and, around the region, offers corporate and structured finance, warrants and structured products, institutional stockbroking and research and property advisory and management services. As at 31st March 2005, the Group had total assets of US$38 billion with a further US$69 billion in assets under management. Macquarie's success in the infrastructure and specialised funds sector and the continued growth of its infrastructure investment, advisory and funds management activities has made this a core business for the Macquarie Group.

News and other information about Macquarie are available at http://www.macquarie.com.

Overview of Shinsei

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

Appendix

Profile of Macquarie Shinsei Advisory Co., Ltd.

Company Name:	Macquarie Shinsei Advisory Co., Ltd.
Address:	2-1-8 Uchisaiwaicho, Chiyoda-ku, Tokyo, JAPAN
Major Business:	Investment Advisory
Paid-in Capital:	JPY 10 Million
Directors:	Four shall be nominated by Shinsei Bank; four shall be nominated by Macquarie Bank

Note: A number of employees will be seconded to MSAC from both Shinsei and Macquarie.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Open "Omotesando Hills Financial Center"

— As well as exhibition of contemporary art works—

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of "Omotesando Hills Financial Center" on the third floor, Dojun Wing of Omotesando Hills on May 19, 2006.

This Financial Center will focus on asset management consulting and professional staff will propose the best financial products to suit customers' needs and lifestyles from among an extensive range of financial products. In order to accommodate busy customers, the Financial Center will be open from 11:00 to 19:00 throughout the year.

Art works of young artists from Japan and overseas will be exhibited as Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." As the first in the series, we will hold an exhibition of the Australian artist Rosslynd Piggot.

【Shinsei Bank Omotesando Hills Financial Center】

Official Name:	Shinsei Bank Omotesando Hills Annex
Location:	Dojun Wing of Omotesando Hills, Third Floor, 4-12-10 Jingumae, Shibuya-ku, Tokyo
Opening Date:	Friday, May 19, 2006
Business Hours:	11:00 to 19:00 operating throughout the year
Service Contents:	Asset management consultation, etc.





■Omotesando Hills Financial Center's layout

"SHINSEI BANK DĒLONGHI CAFĒ" is located at Omotesando Hills on the third basement floor of the Main Building. Shinsei Bank is adjacent to the Italian home electric appliance manufacturer De' Longhi's cafe where customers can open an account, use an ATM or a personal computer for Internet banking, etc.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

Shinsei Bank to Provide 24/7 ATM Services During Golden Week Holidays

Tokyo (Tuesday, April 25, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the Golden Week holidays (April 29 to May 7, 2006) will be available 24-hours-a-day free of charge, as usual to Shinsei "*PowerFlex*" customers at ATMs installed at its head office, branches and also at Seven Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (about 11,490 ATMs), etc.

For withdrawal at partner network ATMs*[1], Shinsei Bank will refund any fees charged. Since March 27, 2006, ATM-service hours have been extended*[2] at ATMs of all city banks and four trust banks.

Since June 2001, we have continued to offer services that enable customers to make transactions with us any time through ATMs, Internet Banking (Shinsei *PowerDirect*) and the Call Center (Shinsei *PowerCall*) 24-hours-a-day, seven-days-a-week.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life." Shinsei Bank continues to strive to develop products and services which offer value and convenience to our customers.

1. Partner network ATMs:
   Post office, all city banks (Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona), four trust banks (Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust), Aozora Bank, and Shokochukin Bank.
2. ATM-service hours of partner network ATMs:
   8:00 to 21:00 weekdays (ATM service on weekdays were previously available from 8:45 to 19:00)
   9:00 to 17:00 for Saturdays and Sundays (no change)
   9:00 to 17:00 for Holidays (ATM service on holidays were unavailable before.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

ATM Operating Hours and Fees During Golden Week Holidays

~ For Shinsei *PowerFlex* cash card holders ~

	ATMs		Service Hours	Fees
Shinsei Bank ATMs	・Shisei Bank ATMs installed at Head Office and Branches ・Other Shinsei Bank ATMs		24 hours*[1]*[2]	Free of charge
	・Shinsei Bank ATMs installed at Tokyo Metro stations		From the first to the last train	
	・Keikyu Station Bank ATMs (ATMs installed at Keihin Electric Express stations)		6:00~24:00*[1]	
Partner network ATMs	・Seven Bank ATMs (ATMs installed at Seven-Eleven convenience stores, etc.)		24 hours*[1]	Free of charge
	・Post Office ATMs	Deposit	Weekdays 7:00~21:00 Sat. & Sun. and Holidays 9:00~17:00	Free of charge
		Withdrawal	Weekdays & Saturdays 0:05~23:55 Sun. & Holidays 0:05~20:00 (From 7:00 on the following day of Sundays or holidays)	Fee is reimbursed later.
	・All city banks*[3] ATMs ・Four trust banks*[4] ATMs	Withdrawal	Weekdays 8:00~21:00 Sat. & Sun. and Holidays 9:00~17:00 (Services not available on May 3, 4, and 5)	Fee is reimbursed later.
	・Aozora Bank ATMs ・Shokochukin Bank ATMs	Withdrawal	Weekdays 8:45~19:00 Sat. & Sun. 9:00~17:00 (Services not available on April 29, May 3, 4, and 5)	

1. ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.
2. ATMs installed at Shinsei Bank Head Office is unavailable from 8:00 to 20:00 on Thursday, May 4 (holiday) due to legal power cut.
3. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona
4. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Administrative Actions against Shinsei Trust & Banking

Tokyo (Wednesday, April 26, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Trust & Banking ("STB"), a wholly owned subsidiary of Shinsei Bank, was the subject of administrative actions taken by the Financial Services Agency ("FSA") to suspend STB's operations engaging in new businesses associated with the real estate trust business pursuant to Article 26 (1) of the Banking Law and Article 8 (2) of the Law for Trust Business of Financial Institutions.

The major reasons for this administrative action taken by the FSA against STB include a violation of Article 20 of the Trust Law and Article 28 (2) of the Trust Business Law (so-called "duty of care of a good manager") due to failures of the investigation and assessment prior to accepting real estate for trusts and serious problems in the compliance and governance systems.

Shinsei Bank takes this matter very seriously and we will take every measure necessary to enhance Shinsei group's compliance and internal control systems to prevent the re-occurrence of such problems.

In addition to taking the necessary disciplinary action against the responsible management at STB, Shinsei Bank is taking strict actions to clarify its governance responsibility as the parent bank. For the Chief Executive Officer and Executive Vice President, a 20% reduction in compensation for three months will be applied and for the two responsible sub-group heads, a 30% reduction in compensation for three months will be applied.

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Press Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Reports Preliminary Financial Results for Fiscal Year ended March 31, 2006

Tokyo (Tuesday, May 9, 2006) - Shinsei Bank, Limited ("Shinsei Bank") today reported its preliminary financial results for the fiscal year (FY) 2005 ended March 31, 2006.

"Fiscal 2005 was a year marked by strong growth in all of our strategic business lines" said Mr. Thierry Porté, President and CEO of Shinsei Bank, "we have demonstrated that we are able to perform successfully in a highly competitive market by providing an expanding range of customer acclaimed solutions to meet the needs of a growing customer base".

Preliminary Financial Results: Fiscal Year ended March 31, 2006 (FY2005)

(billions of yen)

	Fiscal Year Ended March 31,		Change	FY2005
Consolidated Basis:	2006	2005	(%)	Forecast [4]
Ordinary Business Profit [1]	137.7	81.9	68.0	125.0
Net Income	76.0	67.4	12.8	75.0
Cash Basis Net income [2]	101.9	74.7	36.4	98.0

	Fiscal Year Ended March 31,		Change	FY2005
Non-consolidated Basis:	2006	2005	(%)	Forecast [4]
Actual Net Business Profit [3]	69.1	54.9	25.8	68.0
Net Income	74.8	68.0	10.0	72.0

Dividends

The fiscal year 2005 financials and a proposal for Shinsei Bank to pay half-yearly dividends to common shareholders of 1.48 yen per share as compared to 1.29 yen per share a year ago will be submitted to the Board of Directors on May 23, 2006.

The Bank will release official financial results for FY2005 on May 23, 2006.

[1] Management accounting basis
[2] Cash Basis net income is defined as Japanese GAAP net income adjusted to exclude the amortization of acquired goodwill and intangible assets, net of tax benefit, attributable to APLUS and Showa Leasing
[3] Revitalization plan basis
[4] As announced on January 25, 2006

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Signed an Agreement for a Strategic Investment in Jih Sun Financial Holding in Taiwan

Tokyo (Wednesday, May 10, 2006) -- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reached an agreement for a strategic alliance with Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), a Taiwanese financial holding company. Shinsei Bank will invest New Taiwan$ ("NT$") 11.34 billion (equivalent to JPY 40.2 billion*) in Jih Sun's common and preferred shares, representing 31.8% common ownership. Through the agreement, Shinsei will be a major investor and strategic partner to Jih Sun.

Through this investment, Shinsei Bank expects to provide its operational know-how and enhance Jih Sun's capital base to further develop Jih Sun, helping Jih Sun to be even more competitive in the global financial markets. This investment also enables Shinsei to leverage its knowledge and capabilities from its home market in Japan to Taiwan which is a developed economy with a stable financial system and strong future growth outlook.

Jih Sun, established in 2002, is one of fourteen financial holding companies in Taiwan, providing a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities Co., Ltd. ("Securities") and Jih Sun International Bank (the "Bank"). While Securities is a blue-chip company with stable growth, the Bank has been seeking for strategic partners to strengthen its performance, especially as it recovers from its non-performing loan burden. Through this agreement, Shinsei and Jih Sun hope to work together to allow Jih Sun to offer competitive niche financial products and services for its customers.

The strategic alliance with Jih Sun exemplifies Shinsei's international strategy, which is to leverage its experiences and expertise in the Japanese market and its relationship with excellent partners overseas.

** 1NT$=JPY3.55*

About Jih Sun Financial Holding Co., Ltd.:

Jih Sun FHC includes the following subsidiaries: Jih Sun Bank, Jih Sun Securities, and Jih Sun Insurance Agency. As of 31st March 2006, Jih Sun FHC had total consolidated assets of NT$345.7 billion, with a net profit after tax of NT$412 million. Jih Sun Bank's performance was affected by a legacy NPL burden. Under the leadership of Chairman Chen, who aggressively addressed the NPL issue, the Bank's NPL ratio was reduced to 2.73% and BIS ratio reached 8.65%. The overall operational performance improved while increasing transparency in the bank. Jih Sun Securities has stable growth and earnings. The net profit of Jih Sun Securities was NT$1.44 billion in 2005, the most profitable securities company in Taiwan. Jih Sun currently has 5,200 employees and is one of the 14 financial holding companies in Taiwan. Jih Sun provides a full array of banking and brokerage products and services through its two major subsidiaries, Jih Sun Securities and Jih Sun Bank. Jih Sun has 88 network channels including 36 branches and 52 securities houses.

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Bobby Valentine to Promote Shinsei Bank

Tokyo (Thursday, May 11, 2006) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Mr. Bobby Valentine, the current Manager of the Chiba Lotte Marines baseball team, has been appointed as the Bank's retail advertisement celebrity and that he will appear in branding and product advertisements.

Advertisements are scheduled on the wall of Omotesando Hills (starting May 12), in newspapers (May 15), and on TV (late May). Mr. Valentine will convey our "Color your life" brand concept.

Last year, Mr. Valentine led the Chiba Lotte Marines to the league title both in the Japan Series and Asia Series. He shares his enjoyment and happiness with baseball fans and teammates. To enhance interactions between baseball fans and players, he has created a "fan zone" in the stadium where the fans can receive autographs from the players and he has also established his own Website blog. Mr. Valentine, who will turn 56 on May 13, has been providing pleasure to people and leading a fulfilling life derived from the happiness of these people.

Mr. Valentine's attitude towards fans is akin to Shinsei Bank's spirit of sharing with our customers not only knowledge about managing their assets but also the pleasures of life that can be derived from our financial products and consultancy services.

Through Mr. Valentine's advertisements, Shinsei Bank hopes that our customers will feel closer to our financial products and services via our branches (Shinsei Financial Centers, Shinsei *BankSpot*, Shinsei Platinum Centers), Internet banking services (Shinsei *PowerDirect*), and call centers (Shinsei *PowerCall*).

Mr. Bobby Valentine



(Please see Attachment for details.)

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 79 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2005). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

Schedule of main advertisement activities

- Newspaper advertisements: From May 15
- Advertisements on trains: From May 16 to 31
- TV commercial: From late May (Tentative)

Profile

Name: Robert John Valentine **(Nickname:** Bobby)
Date of birth: May 13, 1950
Vitals: 5'8", 185 lbs. Right-handed pitcher and batter
Nationality: American
Education: University of Southern California
Career highlights: Los Angeles Dodgers, California Angels, San Diego Padres, NY Mets, Chiba Lotte Marines (current)
Hobbies: Skiing, reading, exercising/training
Best thing since coming to the Marines: Meeting the great fans!
Special Skills: Working with others and overcoming challenges.
How I relax: Visiting *onsen* (hot springs) and playing casual games
Blog: www.bobbysway.jp

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated May 1, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in April 2006.